FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.                                       Report of Voting Results

VIA SEDAR

May 6, 2009

To the securities regulatory authorities
of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:                  Æterna Zentaris Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Æterna Zentaris Inc. (the “Corporation”) held on May 6, 2009 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result

1. Election of Directors:	• The nominees proposed by management were elected by a majority of shareholders on a vote by show of hands.

2. Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors:	• PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a vote by show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

/s/Elliot Shapiro

Elliot Shapiro

Corporate Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: May 8, 2009	By:	/s/Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer